EXHIBIT 99.1
Shopify Announces Results of its 2019 Annual Meeting of Shareholders

Ottawa, Canada – May 29, 2019 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP) (“Shopify” or the “Company”), the leading multi-channel commerce platform, today announced the results from its Annual Meeting of Shareholders (the “Meeting”) which took place today. All director nominees were re-elected to the Board of Directors and PricewaterhouseCoopers LLP was appointed as auditors as further described in the Company’s management information circular dated April 17, 2019 (the “Circular”). Shareholders approved the advisory resolution on the approach to executive compensation disclosed in the Circular.

The detailed results of the Meeting were as follows:

1. Election of Directors

The six (6) nominees for Director that were proposed by management of the Company were elected pursuant to a vote conducted by ballot. The votes were cast for each nominee as follows:

Director	Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
Tobias Lütke	184,994,109	99.52%	896,537	0.48%
Robert Ashe	181,202,249	97.48%	4,688,397	2.52%
Gail Goodman	185,052,578	99.55%	858,068	0.45%
Colleen Johnston	185,842,907	99.97%	47,738	0.03%
Jeremy Levine	185,163,144	99.61%	727,502	0.39%
John Phillips	184,918,115	99.48%	972,531	0.52%

2. Appointment of Auditor

Pricewaterhouse Coopers LLP were appointed as the Company’s auditors and the directors were authorized to fix the auditor’s compensation pursuant to a vote conducted by show of hands. Proxies were received as follows:

Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
199,962,872	99.73%	535,299	0.27%

3. Advisory Vote on Executive Compensation

The advisory vote on executive compensation was approved pursuant to a vote conducted by ballot. The votes were cast as follows:

Votes for	% of Votes for	Votes Against	% of Votes Against
172,224,944	92.65%	13,662,437	7.35%

Following the Meeting, the Board of Directors selected Tobias Lütke to continue to serve as Chair of the Board of Directors, and Robert Ashe to continue to serve as Lead Independent Director.

About Shopify

Shopify is the leading multi-channel commerce platform. Merchants use Shopify to design, set up, and manage their stores across multiple sales channels, including mobile, web, social media, marketplaces, brick-and-mortar locations, and pop-up shops. The platform also provides merchants with a powerful back-office and a single view of their business, from payments to shipping. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Headquartered in Ottawa, Canada, Shopify currently powers over 800,000 businesses in approximately 175 countries and is trusted by brands such as Unilever, Kylie Cosmetics, Allbirds, MVMT, and many more.

INVESTORS:
Katie Keita
Senior Director, Investor Relations
613-241-2828 x 1024
IR@shopify.com

MEDIA:
Julie Nicholson
Director of Communications
416-238-6705 x 302
press@shopify.com

SOURCE: Shopify